Liquid Media Launches Blockchain Framework during 2022 Sundance Film Festival

Includes Film Streaming Hosted on the Eluvio Content Fabric with Community NFTs

Vancouver, BC – January 5, 2022 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR) is pleased to announce the launch of its first blockchain film streaming with a slate of digital panel presentations during the upcoming hybrid 2022 Sundance Film Festival (“Sundance”). Sundance is the largest and most prestigious annual independent film festival in the United States.

Hosted via the Eluvio-Liquid Media blockchain framework, the original documentary film “Angst,” produced by iNDIEFLIX CEO Scilla Andreen and designed to raise awareness around anxiety, will be streamed on-demand for a limited time via Eluvio's Content Fabric and Liquid’s next-generation supply chain, following the festival. This global screening and NFT event will engage with global audiences. It will also provide blockchain-based community access to Angst's “Creative Coping Toolkit,” which is designed to open up conversation and provide resources to help address mental health challenges in our communities.

To introduce the “Angst” streaming, Liquid is planning to host a virtual panel conversation during Sundance on January 21, 2022 at 2PM MT. During the panel, Andreen will discuss the documentary and its impact, and explain the important contents of the Angst toolkit, which purchasers will access via NFT Tokens.

“Liquid’s blockchain approach and business solution engine are here to disrupt the industry and enhance the way independent creators establish community engagement and bring their content to screens of all sizes and types,” said Ron Thomson, CEO of Liquid Media. “We are especially excited that our screening of ‘Angst’ will showcase the incredible ways that independents can leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to fans on their own terms.”

In tandem, Liquid will host a panel in partnership with DEADLINE, during The Sundance Film Festival, addressing the future of Entertainment on the Blockchain, NFTs for the entertainment industry, and the possibilities this technology brings to independent producers. Key panelists include Eluvio founder and CEO Michelle Munson, Greenfish.io Managing Director Tracie Mitchell, iNDIEFLIX founder and CEO Scilla Andreen, and Liquid CEO Ron Thomson.

Thomson continues, "Liquid is delivering a professional approach empowering independents with an entire strategy for leveraging the blockchain to engage with and monetize their global audiences. The Liquid solution has been meticulously constructed to serve the needs of independents. Sundance is a pivotal event for its unveiling, and we are thrilled to be showcasing our cutting-edge blockchain capabilities with Eluvio."

“We are looking forward to Liquid's virtual participation during Sundance,” said Joshua Jackson, Chairman of Liquid. “Together, Liquid Media’s family of companies and partners empower  diverse communities of independent storytellers by providing solutions to their most common problems, and providing tools for the inception, financing and monetization of great stories across media.”

Liquid’s premiere during Sundance follows the Company’s successful industry unveiling at the 2021 Toronto International Film Festival (“TIFF”) where Liquid hosted a star-studded “Big Splash” TIFF gala, which continues to garner global media coverage. The gala event capped off a weekend of TIFF panel presentations where Jackson, Thomson and other members of the Liquid Media family of companies shared their expertise on topics ranging from streaming in the new world, financing for independents and harnessing the power of media for social good.

About Eluvio

Eluvio is transforming the management, distribution, and economics of premium digital content. The Eluvio Content Fabric is a utility blockchain network for owner-controlled storage, distribution, and monetization of digital content at scale. It provides live and file-based content publishing, transcoding, packaging, sequencing, and dynamic and static distribution, and minting of derivative NFTs for all ranges of content experiences. Customers of Eluvio include FOX, MGM Studios, SONY Pictures, and others. Eluvio LIVE, powered by the Eluvio Content Fabric, provides ticketed streaming events and media marketplaces from global artists including the Black Eyed Peas, Rita Ora, and others. Eluvio is led by Emmy Award-winning technologists, Michelle Munson and Serban Simu, founders and inventors of Aspera, a pioneer in digital video transport technology that was acquired by IBM, and a core team of innovators. Based in Berkeley,

California, Eluvio has received numerous industry awards including the prestigious 2020 Engineering Excellence Award by the Hollywood Professional Association. https://live.eluv.io

About Greenfish.io

Greenfish.io is an established Eluvio technology integration partner. Greenfish.io uses the Content Fabric to build market leading applications and provide business transformation services for media organisations. This includes ‘Green Directory’ - a digital identity solution which enables content owners, creatives and service providers to establish secure business relationships.

Based in London, UK - Greenfish.io was founded by Director – Tracie Mitchell. Tracie has over 25 years’ experience as a media technologist, defining products, solutions and operating models for many of the world’s leading media organisations including Sony, Disney, American Broadcasting Company, Twofour54, and the BBC.

About Liquid Media’s iNDIEFLIX:

A Liquid Media Group company, iNDIEFLIX Group Inc. is a global 'edutainment' streaming service that creates, promotes and supports social impact films to create positive change in the world.

Additional information is available at www.iNDIEFLIX.com

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About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

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Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

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Jane Owen

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+1 (323) 819-1122

jane@janeowenpr.com

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